SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

MASTECH DIGITAL, INC.

(NAME OF ISSUER)

Common Stock, $.01 par value per share

(TITLE OF CLASS OF SECURITIES)

57633B100

(CUSIP NUMBER)

John J. Cronin, Jr.

Chief Financial Officer and Corporate Secretary

Mastech Digital, Inc.

1305 Cherrington Parkway Building 210, Suite 400

Moon Township, Pennsylvania 15108

(412) 787-2100

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

September 8, 2020

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If tHE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF §§ 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX  ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 57633B100

1.	NAME OF REPORTING PERSON Manoj Singh, as the sole member of the Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 859,000 (See Item 5(a))
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 859,000 (See Item 5(a))
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 859,000 (See Item 5(a))
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5(a))
14.	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $.01 par value per share (“Common Stock”) of Mastech Digital, Inc., a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at 1305 Cherrington Parkway, Building 210, Suite 400, Moon Township, Pennsylvania 15108.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Manoj Singh (the “Reporting Person”), as the sole member of the Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust (the “Trust”).

(b)	The principal residence of the Reporting Person is 675 Hermitage Circle, Palm Beach Gardens, FL 33410.

(c)	The Reporting Person is a member of several public and private company boards.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with estate planning transactions, 859,000 shares of Common Stock (the “Shares”) were transferred, assigned and delivered to the Trust by Sunil Wadhwani, as the donor of the Trust (the “Donor”) on September 8, 2020, pursuant to that certain Deed of Gift dated September 4, 2020 (the “Deed of Gift”).

Item 4.	Purpose of Transaction.

The Shares were transferred, assigned and delivered to the Trust by the Donor for estate planning purposes. Pursuant to Section 5.02 of the Irrevocable Trust Agreement Creating the Sunil Wadhwani 2020 Exempt Family Trust, dated as of March 19, 2020 (the “Trust Agreement”), the Northern Delaware Trust Company of Delaware (the “Trustee”) (or its successors, or, if more than one trustee is appointed pursuant to the Trust Agreement, then such trustees) has certain powers with respect to the administration of the Trust Estate (as defined in the Trust Agreement), which includes the Shares, including, without limitation, the power to sell or otherwise dispose of the Shares, to exercise voting rights with respect to the Shares, to exchange the Shares for other securities issued in connection with any reorganization, recapitalization, merger, liquidation or sale of the Issuer or its assets, and to exercise other rights with respect to the Shares. Notwithstanding the foregoing, pursuant to Section 7.07 of the Trust Agreement, so long as there is a Trust Protection Committee (the “Committee”), the power, discretion and authority granted to the Trustee (or its successors, or, if more than one trustee is appointed pursuant to the Trust Agreement, then such trustees) with respect to certain actions, including actions with respect to the Shares, as described in the foregoing sentence, shall be exercised at the direction of the Committee. As of the date of the Trust Agreement, the Reporting Person is the sole member of the Committee.

The Reporting Persons does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the Company’s Quarterly Report on form 10-Q for the quarterly period ended June 30, 2020, as of July 31, 2020, there were 11,378,749 shares of Common Stock outstanding. As a result, the Reporting Person may be deemed the beneficial owner of 859,000 shares of Common Stock of the Company, which comprises 7.5% of the issued and outstanding Common Stock. Nonetheless, the Reporting Person disclaims beneficial ownership of such shares except to the extent of its rights under the Trust Agreement are deemed to constitute beneficial ownership.

(b) By virtue of being the sole member of the Committee, the Reporting Person has sole power to direct the vote of all the Shares and to direct the disposition of the Shares.

(c) On September 8, 2020, the Donor delivered the Deed of Gift to the Trustee accompanied by a stock power executed by the Donor to effect the transfer and assignment of the Shares to the Trust by the Donor.

(d) The Reporting Person affirms that, other than the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above and provided for in the Trust Agreement attached hereto, there are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the Issuer’s securities, including but not limited to the transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.	Materials to be filed as Exhibits.

99.1	Deed of Gift, dated September 4, 2020, executed by Sunil Wadhwani in favor of the Sunil Wadhwani 2020 Exempt Family Trust

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 24, 2020

/s/ Manoj Singh

Sole Member of Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust